Mail Stop 6010

December 19, 2006

Mr. John Adamovich
Senior Vice President and Chief Financial Officer
Aeroflex Incorporated
35 South Service Road
P.O. Box 6022
Plainview, NY 11803

> **Re:** **Aeroflex Incorporated**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 19, 2006**
> **File No. 001-08037**

Dear Mr. Adamovich:

We have reviewed your filings and have the following comments. We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated November 2, 2006

1.   We note that you present non-GAAP measures in the form of condensed
        consolidated income statements. This format may be confusing to investors as it
        presents various non-GAAP captions and sub-totals which have not been
        individually described to investors. It is not clear whether management uses each
        of these non-GAAP measures; and, they maybe shown here primarily as a result
        of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when
        furnishing information under this Item you must provide all of the disclosures
        required by S-K Item 10(e)(1)(i), including a reconciliation to the directly
        comparable GAAP measure for *each* non-GAAP measure presented with
        accompanying explanation about why you believe *each* non-GAAP measure
        provides useful information to investors.

        •   To eliminate investor confusion, please remove the pro forma condensed
            consolidated income statements from future earnings releases and instead
            disclose only those non-GAAP measures used by management that you wish
            to highlight for investors, with the appropriate reconciliations.

        •   Please note that in the event that your Form 8-K is incorporated by reference
            into a 33 Act registration statement, we may have additional questions relating
            to the appropriateness of this information being included in a document filed
            with, and not just furnished to, the Commission.

2.   We note that you refer to non-GAAP information as "pro forma." The pro forma
        terminology has very specific meaning in accounting literature, as indicated by
        Article 11 of Regulation S-X. Please revise future earnings releases to omit the
        pro forma terminology when referring to non-GAAP information.

3.   We see instances in the earnings release where non-GAAP measures are
        presented before relevant measures determined according to GAAP. For instance,
        refer to the paragraph which begins "Pro forma gross profit margins were…" In
        future filings please ensure that measures determined to according to GAAP are
        presented with equal or greater prominence to any non-GAAP measures. Refer to
        S-K Item 10(e)(i)(A).

                                    ****

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio at (202) 551-3607 if you have questions.

Sincerely,

Gary Todd
Review Accountant